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[GE FANUC LOGO]
                                                                Exhibit (A) (9)


                                                          FOR IMMEDIATE RELEASE
                                                          ---------------------
                                                              November 30, 1998

                  GE Fanuc Automation Commences Tender Offer
                       For Total Control Products, Inc.

Charlottesville, VA, November 30, 1998 - GE Fanuc Automation North America, Inc., today announced that a wholly owned subsidiary has commenced its previously announced tender offer for all of the shares of common stock, no par value, of Total Control Products, Inc. (TCP, NASDAQ TCPS) at $11 per share, net to the seller, in cash. TCP, headquartered in Melrose Park, IL, offers a broad range of products which are used to define, monitor and maintain the operation, sequencing and safety of industrial equipment and machinery on the factory floor.

The tender offer is being made pursuant to an Agreement and Plan of Merger dated as of November 22, 1998. The tender offer will expire at 12:00 midnight, New York City time, on Monday, December 28, 1998, unless extended.

The offer is conditioned upon, among other things, there being validly tendered and not withdrawn a number of shares which equals at least two-thirds of the outstanding shares on a fully diluted basis.

Norwest Bank Minnesota, N.A. is the depositary for the tender offer. Morrow & Co., Inc. is the information agent.

GE Fanuc Automation North America, Inc. is a global supplier of industrial control systems with headquarters in Charlottesville, Virginia, and is a joint venture between GE and FANUC, Ltd. Japan. GE Fanuc is part of GE Industrial Systems, a global manufacturer of products and systems used to distribute, protect, control and operate electrical equipment for commercial, utility and industrial applications.